Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

As of February 28, 2010

The following interim financial information of CorpBanca as of February 28, 2010 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

Consolidated Balance Sheet Accounts (unaudited)

MCh$
Total loans	5,096,445
Total assets	6,585,062

Current accounts and demand deposits	489,907
Time deposits and savings accounts	3,389,620
Borrowings from financial institutions	319,986
Debt issued	1,031,030

Equity	480,191

Condensed Consolidated Statement of Income (unaudited)

MCh$
Total operating revenue	48,761
Provisions for loan losses	(9,256)
Operating expenses	(20,274)

Operating income	19,231
Income attributable to investments in other companies	—

Income before taxes	19,231
Income taxes	(3,236)

Net income for the period	15,995

The above financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and financial institutions.

Jaime Del Solar Honorato	Mario Chamorro Carrizo
Accounting Manager	Chief Executive Officer